Exhibit 16.1

Letter dated July 31, 2006 from PricewaterhouseCoopers

[PwC Letterhead]

July 31, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Kid Castle Educational Corporation (“Kid Castle”) (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of Kid Castle's Form 8-K/A report dated August 3, 2005. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the current status of the five material weaknesses in internal controls or with respect to any remedial actions taken in connection with such material weaknesses.

Very truly yours,

/s/ Pricewaterhouse Coopers
Taipei, Taiwan